November 9, 2005



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Schedule 13G
	Aceto Corporation
	As of December 31, 2004

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of Schedule 13G for the above named company showing a change of beneficial ownership of 5% or more as of October 31, 2005 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer

DS:jmw
Enclosures

cc:	Office of the Corporate Secretary
	Aceto Corporation
	One Hollow Lane
	Lake Success, NY  11042

	Securities Division
	NASD Financial Center
	33 Whitehall Street
	New York, NY  10004

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No.   1    )*


	Aceto Corporation
	(Name of Issuer)


	Common Stock par value $.01 per share
	(Title of Class of Securities)


	004446100
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shal Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









Page 1 of 5 Pages




CUSIP NO. 004446100                                             13G
1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Eagle Asset Management, Inc.     59-2385219

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A) ______

                                                             (B) ______

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION

State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED AS OF OCTOBER 31, 2005 BY EACH REPORTING PERSON WITH

	5 SOLE VOTING POWER	0
	6 SHARED VOTING POWER
	7 SOLE DISPOSITIVE POWER   0
	8 SHARED DISPOSITIVE POWER

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   0

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9  0.00%

12 TYPE OF REPORTING PERSON*  IA
*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 5 Pages

Item 1(a)	Name of Issuer:

		Aceto Corporation


Item 1(b)	Address of Issuer's Principal Executing Offices:

		One Hollow Lane
		Lake Success, NY  11042

Item 2(a)	Name of Person Filing:

		Eagle Asset Management, Inc.


Item 2(b)	Address of Principal Business Office:

		880 Carillon Parkway
		St. Petersburg, Florida  33716


Item 2(c)	Citizenship:

		Florida


Item 2(d)	Title of Class of Securities:

		Common Stock par value $.01 per share


Item 2(e)	CUSIP Number:

		004446100


Item 3		Type of Reporting Person:

		(e)	Investment Adviser registered under Section 203
                        of the Investment Advisors Act of 1940



	Page 3 of 5 Pages

Item 4		Ownership as of October 31, 2005:

		(a)	Amount Beneficially Owned:

			0 shares of common stock beneficially owned including:

								No. of Shares
			Eagle Asset Management, Inc.		   0


		(b)	Percent of Class:			      0.00%

		(c)	Deemed Voting Power and Disposition Power:

			(i)	      (ii)	        (iii)		    (iv)
							Deemed 	            Deemed
			Deemed	      Deemed	    	to have	    	    to have
			to have	      to have	    	Sole Power	    Shared Power
			Sole Power    Shared Power   	to Dispose	    to Dispose
			to Vote or    to Vote or	or to		    or to
			to Direct     to Direct	    	Direct the	    Direct the
			to Vote	      to Vote	    	Disposition	    Disposition

Eagle Asset 		0	    		 ----  	      		0	    ----
Management, Inc.



Item 5		Ownership of Five Percent or Less of a Class:

		If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
		the following.	(_X__)

Item 6		Ownership of More than Five Percent on Behalf of Another Person:

		N/A

Item 7		Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

		N/A

	Page 4 of 5 Pages

Item 8		Identification and Classification of Members of the Group:   N/A

Item 9		Notice of Dissolution of Group:   N/A

Item 10		Certification:

		By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

		Signature

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 9, 2005     EAGLE ASSET MANAGEMENT, INC.



			     ___________________________
				Damian Sousa
				Vice President
				Chief Compliance Officer

















	Page 5 of 5 Pages